January 18, 2008
Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel
Assistant Director
Re:   Satélites Mexicanos, S.A. de C.V.
Form 20-F for the Year Ended December 31, 2006
File No.333-08880
Dear Mr. Spirgel:
          On behalf of Satélites Mexicanos, S.A. de C.V. (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 6, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2006 (the “Form 20-F”) within the time frame requested by the Company in its extension request letter dated December 18, 2007. As discussed with Inessa Kessman of your staff, by telephone yesterday, the Company respectfully requests that it be permitted to provide a response letter no later than February 8, 2008. Thank you.
          Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5431.
Sincerely yours,
/s/ Paul E. Denaro

Paul E. Denaro
cc:       Inessa Kessman, SEC Senior Staff Accountant
Dean Suehiro, SEC Senior Staff Accountant
Alfonso Maza, Satélites Mexicanos, S.A. de C.V.
Alejandra Aguilera, Satélites Mexicanos, S.A. de C.V.
Bill Biese, Deloitte, Touche & Tohmatsu
Marcelo Mottesi, Milbank, Tweed, Hadley & McCloy LLP